FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

1.	We wish to inform you that pursuant to the approval accorded by the Board of Directors of the Bank (the “Board”), at its meeting held on July 8, 2020 and special resolution passed by the members of the Bank by way of postal ballot on August 9, 2020, the issuance committee of the Board (“Issuance Committee”) has, at its meeting held today, i.e., August 10, 2020, inter-alia, passed resolutions for following:

(a)	Authorised the opening of the Issue today, i.e., August 10, 2020;

(b)	Approved the floor price for the Issue as prescribed under SEBI ICDR Regulations; and

(c)	Approved and adopted the preliminary placement document dated August 10, 2020 and the application form dated August 10, 2020 in connection with the Issue.

In relation to the Issue, we will file the preliminary placement document dated August 10, 2020 with your office today.

2.	We further wish to inform you that the Issuance Committee of the Board has fixed the ‘Relevant Date’ for the purpose of the Issue, in terms of Regulation 171 of the SEBI ICDR Regulations, as August 10, 2020 and accordingly the floor price in respect of the aforesaid Issue, based on the pricing formula as prescribed under Regulation 176(1) of the SEBI ICDR Regulations is Rs. 351.36 per Equity Share.

3.	In terms of Regulation 29(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, we wish to inform you that a meeting of the issuance committee of Board of Directors of the Bank is scheduled to be held on Friday, August 14, 2020 to, inter alia, consider and determine the issue price for the Equity Shares to be allotted to qualified institutional buyers, pursuant to the Issue.

The meeting of the Issuance Committee of Board commenced at 4:01 p.m. and concluded at 4:30 p.m.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 10, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager